December 12, 2006
By Facsimile and FedEx
Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Satélites Mexicanos, S.A. de C.V.
Form 20-F for the fiscal year ended December 31, 2005
(Registration No. 333-8880)
Dear Ms. Blye:
     Thank you for your letter dated December 7, 2006 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the annual report on Form 20-F for the fiscal year ended December 31, 2005 (Registration No. 333-8880) of Satélites Mexicanos, S.A. de C.V. (“Satmex”).
     Attached hereto is a memorandum from Satmex setting forth responses to each of the comments raised by the Staff in its comment letter dated December 7, 2006. For ease of reference, each comment is reprinted and followed by Satmex’s response. Page references in the memorandum are to the Form 20-F.
     Please do not hesitate to call me at (212) 530-5053 or my colleague, Paul Denaro, at (212) 530-5431, with any questions or comments you may have.

Very truly yours, /S/ Melissa J. Gambol Melissa J. Gambol

Encls.

cc:	Larry Spirgel
Kyle Moffatt
(Securities and Exchange Commission)

Cynthia Pelini
Carmen Ochoa
(Satélites Mexicanos, S.A. de C.V.)

M E M O R A N D U M
December 12, 2006

Re:	Satélites Mexicanos, S.A. de C.V.
Form 20-F for the fiscal year ended December 31, 2005
(Registration No. 333-8880)
     This memorandum sets forth the responses of Satélites Mexicanos, S.A. de C.V. (“Satmex”, “the Company” or “we”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Satmex, dated December 7, 2006 (the “Comment Letter”) relating to portions of Satmex’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (Registration No. 333-8880) (the “Form 20-F”).
     For ease of reference, each comment is reprinted below and is followed by Satmex’s response. Page references in this response memorandum are to the pages from the Form 20-F.
     Except as otherwise noted in this response memorandum, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.
General
1.	We note the disclosure on page 18 of the 20-F that the footprint of Solidaridad 2 covers Cuba; the disclosure on page 19 that Satmex 6 covers all of Latin America; and the disclosure on page 17 that you have landing rights to provide broadcasting and telecommunications transmission capacity in “43 other nations and territories in Latin America.” Please advise us whether Cuba is one of the countries in which you have landing rights, and whether you provide programming to Cuba, through contracts or commercial arrangements with Cuba or otherwise. Describe any past, current and anticipated contacts with Cuba, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls, including any application and negotiation for landing rights, and any direct or indirect arrangements for you to provide services to Cuba.

A satellite’s “footprint” is the rough geographical area on the earth’s surface to which a satellite could theoretically transmit programming. A satellite’s footprint is the result of its location in the earth’s orbit, its size, technology and capacity. Our Satmex 6 and Solidaridad II satellites have footprints from their orbital positions at 113.0º W.L. and 114.9º W.L., respectively, that cover the geographical area on the earth’s surface which includes Cuba, among other Caribbean, Latin and South American countries. While the satellites’ footprints include Cuba, Satmex has never transmitted programming to Cuba, nor does Satmex have any landing rights or other permission to do so. Satmex has never made an application for, or otherwise sought, landing rights in Cuba, nor does Satmex intend to seek such rights.

In addition, Satmex and its subsidiaries do not provide any programming to Cuba through contracts or commercial arrangements, directly or indirectly. Satmex and its subsidiaries have no past, current, or anticipated contacts with Cuba or any direct or indirect arrangements to provide services to Cuba.

2.	Please discuss the materiality of your contacts with Cuba described in response to the foregoing comment, if any; and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba.

Your qualitative materiality analysis also should address whether, and the extent to which, the Cuban government, or entities controlled by the Cuban government, receive cash or act as intermediaries in connection with your operations.

As described in more detail in Satmex’s response to Comment 1, Satmex and its subsidiaries have no contacts with Cuba.